

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

September 9, 2024

Barbara Sher
Chief Executive Officer
Greenlane Holdings, Inc.
1095 Broken Sound Parkway, Suite 100
Boca Raton, Florida

> **Re: Greenlane Holdings, Inc.**
> **Registration Statement on Form S-1**
> **Filed August 28, 2024**
> **File No. 333-281831**

Dear Barbara Sher:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Alyssa Wall at 202-551-8106 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Arthur Marcus